09040239

TES
GE COMMISSION
20549

cm

OMB APPROVAL	
OMB Number:	3235-0123
Expires: February 28, 2010	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66827

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Fox Financial Management Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2129 North Josey Lane
(No. and Street)

Carrollton	Texas	75006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name)*

2300 Honey Locust Drive	**Irving**	**Texas**	**75063**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

MAR 05 2009

Washington, DC
111

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KQ
3/30

OATH OR AFFIRMATION

I, Scott A. Brantley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Fox Financial Management Corporation**, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

2-25-09

Title

Notary Public

Larry N Tuttle
My Commission Expires
09/27/2011

NOTARY PUBLIC STATE OF TEXAS

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOX FINANCIAL MANAGEMENT CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2008

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Fox Financial Management Corporation

We have audited the accompanying statement of financial condition of Fox Financial Management Corporation, as of December 31, 2008, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fox Financial Management Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
February 25, 2009

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

FOX FINANCIAL MANAGEMENT CORPORATION
Statement of Financial Condition
December 31, 2008

ASSETS

Cash and cash equivalents	$ 149,716
Marketable securities	305,996
Commissions receivable	22,258
Prepaid expenses	822
Prepaid management fees - related party	30,000
Clearing deposit	97,181
Property and equipment, net	32,623
TOTAL ASSETS	$ 638,596

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Commissions payable	$ 30,848
Income taxes payable - federal	54,437
Income taxes payable - state	13,959
TOTAL LIABILITIES	$ 99,244

Stockholders' Equity

Common stock, 10,000 shares authorized, $1 par value, 1,000 shares issued and outstanding	$ 1,000
Additional paid-in capital	58,438
Retained earnings	479,914
TOTAL STOCKHOLDERS' EQUITY	$ 539,352
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 638,596

See notes to financial statements.

FOX FINANCIAL MANAGEMENT CORPORATION
Statement of Income
Year Ended December 31, 2008

Revenue	
Private placement revenue	$ 2,324,996
Securities commissions	190,932
Insurance commissions	29,009
Other revenue	25,329
TOTAL REVENUE	$ 2,570,266
Expenses	
Compensation and related costs	$ 1,969,735
Management fees to related party	120,000
Clearing charges	7,142
Customer writeoffs	5,678
Occupancy and equipment	28,377
Professional fees	27,014
Promotion	19,174
Regulatory fees and expenses	15,813
Interest expense	477
Other expenses	45,628
TOTAL EXPENSES	2,239,038
Income before other loss and provision for income taxes	331,228
Other Income and Losses	
Litigation settlement	74,740
Realized loss on marketable securities	(81,451)
Unrealized loss on marketable securities	(33,815)
Net other loss	(40,526)
Income before provision for income taxes	290,702
Provision for Income Taxes	
Current tax expense - federal	54,102
Current tax expense - state	13,959
Total provision for income taxes	68,061
NET INCOME	$ 222,641

See notes to financial statements.

FOX FINANCIAL MANAGEMENT CORPORATION
Statement of Changes in Stockholders' Equity
December 31, 2008

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2007	1,000	$ 1,000	$ 58,438	$ 257,273	$ 316,711
Net income	-	-	-	222,641	222,641
Balances at December 31, 2008	1,000	$ 1,000	$ 58,438	$ 479,914	$ 539,352

See notes to financial statements.

FOX FINANCIAL MANAGEMENT CORPORATION
Statement of Cash Flows
December 31, 2008

Cash flows from operating activities:	
Net income	$ 222,641
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	8,329
Realized loss on marketable securities	81,451
Unrealized loss on marketable securities	33,815
Change in assets and liabilities:	
Increase in commissions receivable	(22,258)
Increase in prepaid expenses	(822)
Decrease in prepaid management fees - related party	12,000
Increase in clearing deposit	(2,341)
Increase in commissions payable	22,981
Decrease in accrued expenses	(8,794)
Increase in income taxes payable - federal	43,682
Increase in income taxes payable - state	13,959
Decrease in margin payable to broker/dealer	(26,446)
Net cash provided by operating activities	378,197
Cash flows from investing activities:	
Proceeds from sale of marketable securities	24,484
Purchase of marketable securities	(277,942)
Net cash used in investing activities	(253,458)
Net increase in cash and cash equivalents	124,739
Cash and cash equivalents at beginning of year	24,977
Cash and cash equivalents at end of year	$ 149,716

Supplemental disclosures of cash flow information:

Cash paid during the year for:

Interest	$ 477
Income taxes - federal	$ 10,748
Income taxes - state	$ -

See notes to financial statements.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Fox Financial Management Corporation (Company) was incorporated in April 1997 as a Texas corporation. The Company's is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company's customers are primarily individuals located in the state of Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

Effective January 1, 2008, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements", which were effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and a three level hierarchy for fair value measurement, and expands the related disclosure requirements. The statement indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability based on an exit price model. The adoption of SFAS No. 157 did not have a significant impact of the Company's financial condition or results of operations.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Cash and cash equivalents, commissions receivable, prepaid expenses, accounts payable and commissions payable are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable securities are recorded at fair value accordance with SFAS No. 157.

In February 2007, the FASB issues SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115". SFAS No. 159 permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", applies to entities that own trading and available-for-sale securities. The fair value option created by SFAS No. 159 permits and entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. The provisions of SFAS No. 159 were effective for the Company on January 1, 2008. The adoption of SFAS No. 159 did not have a significant impact of the Company's financial condition or results of operations.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Securities

Marketable securities are held for investment purposes. The increase or decrease in fair value is credited or charged to operations.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of primarily five years.

Security Transactions

Security transactions and commission revenue and the related expenses are recorded on a trade date basis.

Private Placement Revenue

The Company recognizes revenue on the sale of interests in private placement offerings when customer subscriptions to such offerings are funded, and upon the determination the minimum subscription requirements of such offerings are or will be achieved.

Insurance Commissions

Insurance commissions are recorded when the policies are funded by the customer.

Promotional Costs

The Company expenses promotional production costs as they are incurred and promotional communication costs the first time the promotion takes place.

Note 2 - Marketable Securities/Fair Value of Financial Instruments

Marketable securities consist of equity securities with a fair value totaling $305,996, cost of $461,306, accumulated unrealized losses of $155,310, and unrealized loss for the year ended December 31, 2008 of $33,815.

In accordance with FASB 157, the following table summarizes the valuation of the Company's investments by the fair value hierarchy levels as of December 31, 2008.

	Level 1	Level 2	Level 3	Total
Marketable Securities	$ 305,996	$ -	$ -	$ 305,996

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital and net capital requirements of $402,161 and $50,000, respectively. The Company's net capital ratio was 0.25 to 1.

Note 3 - Net Capital Requirements (continued)

FINRA has notified the Company that they have determined that the Company may have operated in net capital deficiency from at least October 2007 through June 2008. At the request of FINRA, the Company filed notification under SEC Rule 17a-11 to that effect on October 9, 2008. However, management, after consultation with legal counsel, disagrees with FINRA's determination, and the final resolution of this matter is still pending.

Note 4 - Property and Equipment

Property and equipment consists of a vehicle at a cost of $41,646, less accumulated depreciation of $9,023. Depreciation expense for the year totaled $8,329 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 5 - Income Taxes

The Company files its income tax return using the cash basis method of accounting, which results in the income tax provision differing from the expense that would result from applying federal statutory rates to income before income taxes. The cash basis method of accounting and the accelerated depreciation used for tax purposes create a net deferred tax liability which is not recognized in the accompanying statement of financial condition as this amount is not material.

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), *Accounting for Uncertainty in Income Taxes*, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending December 31, 2008. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, *Accounting for Contingencies*. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. The Company has no loss contingency recognized at December 31, 2008.

Note 6 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has $428,991, or approximately 67%, of its total assets in cash equivalents, a clearing deposit and marketable securities held by or due from its clearing broker/dealer.

Note 7 - Related Party Transactions/Concentration of Revenue

Under a Services and Support Agreement (Agreement) amended in August 2008, JR Fox & Co. (JR Fox), a related party, provides the Company with personal property and support staff, and incurs general and administrative expenses for the benefit of the Company. The allocation of general and administrative expenses incurred by JR Fox on behalf of the Company is currently 75%. Fees for such services are determined at the discretion of JR Fox. The Agreement allows the Company to waive any such portion of the monthly fees in order for the Company to remain in compliance with the minimum net capital requirements (See Note 3). The Agreement states that all monthly fees waived are not to be payable and there is no recourse to the Company. Fees incurred for the year ended December 31, 2008 under this Agreement totaled $120,000. At December 31, 2008, the Company had also prepaid management fees totaling $30,000 relating to 2009. The Agreement was not consummated on terms equivalent to arms length transactions.

The Company and JR Fox are under common control and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

The Company earned approximately 90% of its revenue for the year from the sale of interests in private placement offerings of related parties, which consist of zero coupon bonds collateralized by life insurance policies.

Note 8 - Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period, depending partly on the results for that period, and a substantial judgment could have a material adverse impact on the Company's financial condition, results of operations, and cash flows. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome of examinations, claims and proceedings will not have a material adverse impact on the financial condition, results of operations, or cash flows of the Company.

Schedule I

FOX FINANCIAL MANAGEMENT CORPORATION
Computation of Net Capital and Aggregate
Indebtedness Pursuant to Rule 15c3-1
December 31, 2008

Total stockholders' equity qualified for net capital	$ 539,352
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	822
Prepaid management fees - related party	30,000
Property and equipment, net	32,623
Total deductions and/or charges	63,445
Net capital before haircuts on securities positions	475,907
Haircuts on securities:	
Marketable securities	46,419
Undue concentration	27,327
Total haircuts on securities:	73,746
Net Capital	$ 402,161
Aggregate indebtedness	
Commissions payable	$ 30,848
Income taxes payable - federal	54,437
Income taxes payable - state	13,959
	$ 99,244
Computation of basic net capital requirement	
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 352,161
Ratio of aggregate indebtedness to net capital	0.25 to 1

Schedule II

FOX FINANCIAL MANAGEMENT CORPORATION
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of December 31, 2008

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2008 (unaudited)	$ 403,227
Adjustments made by Registrant prior to filing Amended Form X-17a-5:	
Decrease in cash and cash equivalents	(200)
Increase in commissions receivable	22,258
Increase in commissions payable	(17,819)
Decrease in income taxes payable - federal	8,654
Increase in income taxes payable - state	(13,959)
Net capital as computed on Schedule I	$ 402,161

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Fox Financial Management Corporation

In planning and performing our audit of the financial statements of Fox Financial Management Corporation (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.
Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
February 25, 2009